UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe’s 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe’s Companies, Inc.
1000 Lowe’s Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Lowe’s 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 19, 2020

We have served as the auditor of the Plan since at least 2000; however, an earlier year could not be reliably determined.

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018
Assets

Investments:
Participant-directed investments at fair value	$6,315,134,938	$5,357,091,473
Participant-directed investments at contract value	291,623,491	265,108,072
Total investments	6,606,758,429	5,622,199,545

Receivables:
Notes receivable from participants	1,193,508	37,717
Due from broker for securities sold	665,404	2,300,893
Total receivables	1,858,912	2,338,610

Total assets	6,608,617,341	5,624,538,155

Liabilities
Due to broker for securities purchased	498,525	1,897,871
Cash overdraft	155,793	238,874

Total liabilities	654,318	2,136,745

Net assets available for benefits	$6,607,963,023	$5,622,401,410

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019
Additions
Investment income:
Net appreciation in fair value of investments	$1,335,556,390
Dividends	59,249,684
Interest	7,278,556
Total investment income	1,402,084,630

Contributions:
Participant contributions	293,417,724
Employer contributions	162,825,636
Total contributions	456,243,360

Total additions	1,858,327,990

Deductions
Benefits paid to participants	903,570,300
Administrative expenses	1,171,334

Total deductions	904,741,634

Net increase in net assets before plan transfers	953,586,356

Plan transfers, net	31,975,257

Net increase in net assets	985,561,613

Net assets available for benefits
Beginning of year	5,622,401,410
End of year	$6,607,963,023

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe’s 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan’s provisions.

General – The Plan, adopted effective February 1, 1984, is a defined contribution plan covering all U.S. employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). An employee of the Plan Sponsor is eligible to participate in the Plan on the first day of the month following 30 days after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan. The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A (Wells Fargo). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

On March 29, 2019, the Administrative Committee approved an amendment to limit the types of bonus compensation from which salary deferral contributions may be deducted, reduce the service requirement from six months to the first of the month after 30 days of employment, added an age 18 eligibility requirement, limited the prospective portion of a participant’s Plan account that may be invested in the Plan’s Company stock fund to 25%, and eliminated the need to suspend salary deferral contributions after taking a hardship withdrawal. These amendments were effective May 1, 2019, except elimination of the salary deferral suspension requirement following a hardship withdrawal, which was effective January 1, 2019.

Plan Merger – Effective December 31, 2019, the Maintenance Supply Headquarters, LP 401(k) Plan (MSH Plan) merged into the Plan. The Plan recognized a transfer of $30,177,579 of investments included in participant-directed investments at fair value, $638,780 of investments included in participant-directed investments at contract value, and $1,193,508 of outstanding participant loans recorded as notes receivable from participants on the statement of net assets available for benefits as of December 31, 2019. The transfer of such assets is included within plan transfers, net in the statement of changes in net assets available for benefits for the year ending December 31, 2019. Additionally, participants in the former MSH Plan were fully vested on the merger date.

Contributions – Participants may elect to contribute 1% to 50% of their pre-tax compensation eligible for deferral (deferral compensation) to the Plan each year, subject to the limitations as defined in the Plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to make catch-up contributions not exceeding the limit set by the Internal Revenue Code in addition to the deferral contribution.

The Company makes a matching contribution (the Company Match) each payroll period to each participant’s account equal to: 100% of the first 3% of deferral compensation each participant elects to have contributed to the Plan; plus 50% of the next 2% of deferral compensation contributed to the Plan; plus 25% of the next 1% of deferral compensation contributed to the Plan. Catch-up contributions are eligible for Company Match in accordance with this formula.

Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. All contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company Match, any applicable rollover amounts, and an allocation of Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Each participant shall at all times have a 100% vested interest in the balance of their account.

Investments – Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2019, the 17 investment options to which participants could direct their contributions within the Plan included: Lowe’s Companies, Inc. common stock; three objective-based funds; one capital preservation fund; and 12 target retirement date funds. Excess cash is held in a non-interest bearing cash account. The Plan is intended to be a plan described in Section 404(c) of ERISA and its corresponding regulations.

Payment of Benefits – Subsequent to termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000, and less than $5,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 70½. The Plan allows for in-service withdrawals to participants under age 59½ only in cases of disability or financial hardship. Hardship withdrawals must total at least $1,000 and be approved by the Plan’s recordkeeper or the Administrative Committee. Participants who have attained age 59½, or who have incurred a disability, are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor from their initial service date. The ESOP was merged into the Plan effective September 13, 2002. Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center. The distribution may be transferred to either an IRA or paid directly to the participant.

Forfeited Accounts – If a Participant has terminated service and the Administrative Committee is unable after a reasonable period of time, as determined by the Administrative Committee, to locate the Participant or Beneficiary to whom an account is distributable after making reasonable efforts to do so, then the Administrative Committee may declare the account to be a forfeiture. The Plan document permits the use of forfeitures to reduce the Company’s Match. The participant’s forfeited account shall be restored as if there had been no forfeiture if the Committee is able to locate the participant at any time. Such restoration shall be made out of forfeitures occurring in the Plan year the participant is located. To the extent such forfeitures are not sufficient, the Company will make a special contribution in order to restore the participant’s account. During 2019, an insignificant amount from forfeited accounts was used to reduce the Company Match. As of December 31, 2019, and December 31, 2018, forfeited accounts were $667,753 and $6,374, respectively.

Plan Year – The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants. These options include the common stock of Lowe’s Companies, Inc., which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – With the exception of the portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, the Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2019.

Administrative Expenses – Expenses incurred administering the Plan are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements.

Management Fees and Operating Expenses – All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants – Notes receivable from participants are due to the mergers of the MSH 401(k) Plan in 2019 and the Alacrity 401(k) Plan in 2018, which both allowed for participant loans. The outstanding notes receivable related to the Alacrity 401(k) Plan were transferred during the 2019 plan year with the sale of the Alacrity business and subsequent transfer of the Alacrity 401(k) Plan. Participant loans are not provided for under the Lowe’s 401(k) Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded. Loan terms typically range from one to five years, unless for the purchase of a primary residence which could then be extended to twenty years, and interest rates range from 4.25% to 6.50%.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable as of December 31, 2019 and December 31, 2018.

Accounting Pronouncements Not Yet Adopted – In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The guidance is effective for the Plan as of January 1, 2020. Early adoption is permitted. Adoption of ASU 2018-13 is not expected to have a material impact on the Plan’s financial statement disclosures.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following table presents the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2019 and 2018:

		Fair Value Measurements at
	Measurement Level	December 31, 2019	December 31, 2018
Common stock	Level 1	$3,150,045,484	$2,821,929,942
Collective trusts	Level 2	3,134,911,875	2,535,161,531
Mutual funds	Level 1	30,177,579	—
Participant-directed investments at fair value		$6,315,134,938	$5,357,091,473

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

1.	Common stock – Valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.

2.
Collective trusts – Valued using the net asset value based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. The Plan can redeem these investments daily. There are no restrictions on redemptions.

3.
Mutual funds – Valued based upon the closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Note 4 - Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of investment contracts that is comprised of a separate account guaranteed investment contract and a portfolio of synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The following represents the disaggregation of contract value between types of investments contracts held by the Plan:

	December 31, 2019	December 31, 2018
Synthetic investment contracts	$229,757,221	$205,496,774
Separate account guaranteed investment contract	61,866,270	59,611,298
Total	$291,623,491	$265,108,072

The key difference between a synthetic investment contract and a separate account guaranteed investment contract is that the Plan owns the underlying assets of the synthetic investment contract. The underlying assets of a separate account guaranteed investment contract are owned by the contract issuer and are segregated in a separate account for the benefit of the Plan. Synthetic and separate account guaranteed investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

Separate account guaranteed investment contracts and synthetic investment contracts include a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically provides a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

•	A substantive modification of the Fund or its administration;

•	The complete or partial termination of the Plan, including a merger with another plan;

•	The transfer of assets from the Fund directly into a competing investment option;

•	The redemption of all or a portion of the interest in the Fund due to the removal of a specifically identifiable group of employees from coverage under the Plan;

•	The closing or sale of a subsidiary;

•	The bankruptcy or insolvency of a Plan Sponsor, and;

•	The merger of the Plan with another plan.

As of December 31, 2019, no events have occurred or are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.

In addition, certain events allow the issuer to terminate the contracts and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines;

•	A breach of material obligation under the contract;

•	A material misrepresentation, and;

•	A material amendment to the agreements without the consent of the issuer.

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 6 - Exempt Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, and funds managed by Wells Fargo, the Plan’s trustee and recordkeeper. Transactions in these investments qualify as exempt party-in-interest transactions.

At December 31, 2019, and 2018, the Plan held 26,302,985 shares and 30,553,594 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $1,243,207,082 and $1,326,732,538, respectively. For the year ended December 31, 2019, the Plan recorded dividend income of $59,249,684 from these shares.

In addition, due to the mergers of the MSH 401(k) Plan in 2019 and the Alacrity 401(k) Plan in 2018, there were notes receivable from participants of $1,193,508 and $37,717 outstanding for the years ended December 31, 2019 and December 31, 2018, respectively; however, as Lowe’s 401(k) Plan prohibits loans to participants, no new participant loans will be granted.

Note 7 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 7, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2016.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Net assets available for benefits per the financial statements	$6,607,963,023	$5,622,401,410
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,811,245	(2,562,549)
Total net assets per the Plan’s Form 5500	$6,611,774,268	$5,619,838,861

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements to the Plan’s Form 5500 for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Net increase/(decrease) in net assets available for benefits before plan transfers per the financial statements	$953,586,356	$(522,512,332)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,373,794	(2,614,341)
Net income/(loss) per the Plan’s Form 5500	$959,960,150	$(525,126,673)

The fair value adjustment represented the differences between contract values of certain fully benefit-responsive contracts within the Capital Preservation Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2019, and the respective fair values of these contracts as reported in the Plan’s Form 5500. All fully benefit-responsive investment contracts were reported at fair value per the Plan’s Form 5500 as of December 31, 2019, with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value for Form 5500 reporting purposes.

Note 9 - Subsequent Events

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide, contributing to significant volatility in financial markets. At this time, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may adversely affect the Plan’s net assets available for benefits.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
EMPLOYER-RELATED INVESTMENTS:
*Lowe’s Companies, Inc.	Common Stock	**	$3,150,045,484

Total employer-related investments			3,150,045,484

COLLECTIVE TRUSTS:
Aon Hewitt Growth Fund	Collective Trust	**	1,119,223,871
Aon Hewitt Income Fund	Collective Trust	**	60,089,880
Aon Hewitt Inflation Strategy Fund	Collective Trust	**	11,543,070
Vanguard Target Retirement Trust Plus Income	Collective Trust	**	58,961,157
Vanguard Target Retirement Trust Plus 2065	Collective Trust	**	14,841,395
Vanguard Target Retirement Trust Plus 2060	Collective Trust	**	42,230,076
Vanguard Target Retirement Trust Plus 2055	Collective Trust	**	100,913,120
Vanguard Target Retirement Trust Plus 2050	Collective Trust	**	259,725,354
Vanguard Target Retirement Trust Plus 2045	Collective Trust	**	219,978,549
Vanguard Target Retirement Trust Plus 2040	Collective Trust	**	216,168,034
Vanguard Target Retirement Trust Plus 2035	Collective Trust	**	238,315,786
Vanguard Target Retirement Trust Plus 2030	Collective Trust	**	254,497,443
Vanguard Target Retirement Trust Plus 2025	Collective Trust	**	283,087,212
Vanguard Target Retirement Trust Plus 2020	Collective Trust	**	178,340,153
Vanguard Target Retirement Trust Plus 2015	Collective Trust	**	61,723,640

Total collective trusts			3,119,638,740

MUTUAL FUNDS:
American Funds Capital World G/I R6	Mutual Fund	**	1,108,720
American Funds Growth Fund of Amer R6	Mutual Fund	**	1,313,175
Artisan International Instl	Mutual Fund	**	503,338
BNY Mellon Opportunistic Midcap Value Y	Mutual Fund	**	160,005
Eaton Vance Atlanta Capital SMID - CAP R6	Mutual Fund	**	438,035
Great-West Aggressive Profile Fund Inv	Mutual Fund	**	1,219,282
Great-West Conservative Profile Fund Inv	Mutual Fund	**	51,201
Great-West Large Cap Value Fund Inv	Mutual Fund	**	393,224
Great-West Lifetime 2015 Fund Inst	Mutual Fund	**	916,610
Great-West Lifetime 2025 Fund Inst	Mutual Fund	**	4,883,184
Great-West Lifetime 2035 Fund Inst	Mutual Fund	**	6,386,347
Great-West Lifetime 2045 Fund Inst	Mutual Fund	**	4,993,917
Great-West Lifetime 2055 Fund Inst	Mutual Fund	**	1,786,178
Great-West Mod Aggr Profile Fund Inv	Mutual Fund	**	796,594
Great-West Mod Aggr Cons Fund Inv	Mutual Fund	**	485,777
Great-West Moderate Profile Fund Inv	Mutual Fund	**	1,037,516
Hartford Small Cap Growth Y	Mutual Fund	**	597,189
Invesco Oppenheimer Int'l Bond A	Mutual Fund	**	340,305
Oakmark Equity and Income Institutional	Mutual Fund	**	759,040

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
PIMCO Total Return Instl	Mutual Fund	**	804,618
Undiscovered Mgrs Behavioral Value R6	Mutual Fund	**	302,962
Virtus Ceredex Mid-Cap Value Equity R6	Mutual Fund	**	629,391
Virtus Duff & Phelps Real Estate Sec R6	Mutual Fund	**	270,971

Total mutual funds			30,177,579

SEPARATELY MANAGED ACCOUNTS:
Capital Preservation Fund:
*Wells Fargo Fixed Income Fund C	Collective Trust	**	29,994,882
*Wells Fargo Fixed Income Fund F	Collective Trust	**	93,745,370
*Wells Fargo Fixed Income Fund L	Collective Trust	**	80,056,399
*Wells Fargo Fixed Income Fund N	Collective Trust	**	29,771,815
*Wells Fargo/BlackRock Short-Term Investment Fund S	Collective Trust	**	15,273,135
Metropolitan Life Insurance Company	Insurance Company General Account	**	61,227,490

Total Capital Preservation Fund			310,069,091
Key Guaranteed Portfolio Fund	Guaranteed Investment Contract	**	638,780

Total separately managed accounts			310,707,871

Total investments***			$6,610,569,674

*Notes Receivable from Participants	4.25% - 6.50% interest rate range and maturity dates through April 23, 2037		$1,193,508

*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.
***    All investments were stated at fair value as of December 31, 2019 with the exception of one underlying investment of the Capital Preservation Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE’S 401(k) PLAN

June 19, 2020	By: /s/ David R. Green
Date	David R. Green Chair, Administrative Committee of Lowe’s Companies, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm